OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70691

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prometheus Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2900 W Bay to Bay Blvd #1001
(No. and Street)

Tampa	FL	33629
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marieanne Jorajuria	415-272-3317	marie@prometheusalts.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Rd.	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marieanne Jorajuria, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prometheus Financial, LLC, as of March 9, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Nevada

County of Clark

Signed and sworn to (or affirmed) before me

on 03/09/2026 by Marieanne Jorajuria.

Lourdes Dunn
NOTARY PUBLIC
STATE OF NEVADA
Appt. No. 25-5135-01
Expires April 3, 2029

Notarized remotely using audio-video communication technology via Proof.

Signature: Marieanne Jorajuria

Title:
FinOp

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Prometheus Financial, LLC

Annual Audit Report

December 31, 2025

Prometheus Financial, LLC

December 31, 2025

Table of Contents

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Income Statement   3

Statement of Changes in Member's Equity   4

Statement of Cash Flows   5

Notes to Financial Statements   6-9

Supplemental Schedules   10

    Schedule I   11

       Computation of Net Capital Under Rule 15c3-l of the
Securities and Exchange Commission

       Reconciliation with Company's Net Capital Computation

    Schedule II   12

       Computation for Determination of the Reserve Requirements
and Information Relating to Possession or Control
Requirements for Brokers and Dealers pursuant to Rule l 5c3-3

Review Report of Independent Registered Public Accounting Firm   13

15c3-3 Exemption Report   14



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Prometheus Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Prometheus Financial, LLC as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Prometheus Financial, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Prometheus Financial, LLC's management. Our responsibility is to express an opinion on Prometheus Financial, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Prometheus Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Prometheus Financial, LLC's financial statements. The supplemental information is the responsibility of Prometheus Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY COPROATION
We have served as Prometheus Financial, LLC's auditor since 2024.
Walnut Creek, California
March 9, 2026

Prometheus Financial, LLC

Statement of Financial Condition

December 31, 2025

		Total
ASSETS		
Cash	$	60,122
Accounts Receivable		334,469
Prepaid expenses		7,552
Total assets	$	402,143

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	692
Affiliate payable		738
Total liabilities		1,430
Total member's equity December 31, 2025		400,713
Total liabilities and member's equity	$	402,143

Prometheus Financial, LLC

Income Statement

For Year Ended December 31, 2025

		Total
REVENUE		
Private Placement Revenue	$	1,105,890
Services		213,000
Total revenue		1,318,890
EXPENSES		
Compensation		233,000
Payment to Other Broker/Dealers		200,000
Professional fees		69,040
Technology fess		13,682
Regulatory fees		11,165
Other operating expenses		4,046
Total expenses		530,933
Net Income	$	787,957

Prometheus Financial, LLC

Statement of Changes in Member's Equity

For Year Ended December 31, 2025

Member's equity as of December 31, 2024	$	147,756
Distributions		(535,000)
Net Income		787,957
Member's equity as of December 31, 2025	$	400,713

Prometheus Financial, LLC

Statement of Cash Flows

For the Year Ended December 31, 2025

CASH FLOW FROM OPERATING ACTIVITIES

Net Income	$	787,957
Changes in operating assets and liabilities:		
Increase in accounts receivable		(242,293)
Increase in prepaid expenses		(1,636)
Decrease in accounts payable		(878)
Decrease in affiliate payable		(162)
Net cash provided by operating activities		542,988

CASH FLOW FROM FINANCING ACTIVITIES

Member distributions		(535,000)
Net cash used in financing activities		(535,000)

Net increase in cash		7,988
Cash at beginning of period		52,134
Cash at end of period	$	60,122

Additional Financing Activities:

Interest Paid	$	-
Taxes Paid	$	-

Prometheus Financial, LLC

Notes to Financial Statements

December 31, 2025

1. Organization

Prometheus Financial, LLC (the "Company") was organized as a California limited liability company on March 16, 2021. In late December 2024, the Company became a Florida Limited Liability. As of January 1, 2025, the Company was a Florida LLC. The Company is owned by its sole member, Prometheus Alternative Investments, Inc. (the "Member"). The Company was formed as broker dealer to provide transactional services for private placements. The Company is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") as of December 1, 2021.

2. Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
GAAP may require management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments that were required to be recorded at fair value on a recurring basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents as of December 31, 2025.

At December 31, 2025, the Company's cash didn't exceed the Federal Deposit Insurance Corporation (FDIC). Limit of $250,000 per financial institution.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial statements measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ACS 326-20, *Financial Statements – Credit Losses*. FASB ACS 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of reporting date based on relevant information based on past events, current conditions, and reasonable and supportable forecasts.

Prometheus Financial, LLC

Notes to Financial Statements

December 31, 2025

2. Significant Accounting Policies (Continued)

Accounts Receivable (Continued)
The Company records the estimate of credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes for the allowance in credit losses are reported as credit losses on the Statement of Operations. Per management's analysis, no allowance for credit losses was necessary as of December 31, 2025.

At the Beginning of 2025 the Company had $92,177 in accounts receivable. At year-end the Company had $334,469 in accounts receivable.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its Member. Therefore, no provision of liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the Florida limited liability company tax of $139 fee per year. All tax returns filed are open to examination by the tax authorities. The Company does not believe it has uncertain tax positions.

3.   Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Prometheus Financial, LLC

Notes to Financial Statements

December 31, 2025

3. Revenue from Contracts with Customers (Continued)

The Company earns private placement fees for the placement of investors into alternative investments funds or a private placement into a private company and fees are calculated as a percentage of investor funds placed with a fund or private company. The performance obligation is deemed fulfilled as of the underlying funds have been invested into a fund or private company.

The Company also earns revenue, for private placements that are placed into private funds, at an agreed upon percentage of quarterly management fees earned by investment managers and an agreed upon percentage of investor assets for an annual performance fee. The fees are considered variable as they are collected as long as the investor assets are invested in the fund. For private placements placed with a private company the Company's revenue is based upon an agreed percentage outlined in the private placement agreement signed by the private company, and are earned and payable upon receipt of funds by the private company.

The Company also earns service revenue from private companies for introductions to potential investors.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Typically, the Company receives payment from the customer in the month following the private placement. Therefore, a receivable is recognized since the performance obligation is met prior to receiving payment from the customer. As of December 31, 2025 the Company did not have any open customer contracts or customer obligations.

4. Related Party Transactions

The Company has an Expense Sharing Agreement with the Member. The Company agreed to reimburse the Member for its share of these costs. As of December 31, 2025, $738 was owed to the Member. The Company's results of operations and financial position could differ from those that would have been obtained if the entities were autonomous.

5. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule I 5c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1 during its first year, and 15 to 1 thereafter both as defined. At December 31, 2025, the Company's net capital was $58,692 which exceeded the requirement by $53,692.

6. Risk Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. For the year ended December 31, 2025, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

Prometheus Financial, LLC

Notes to Financial Statements

December 31, 2025

7. Subsequent Events

The Company's management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, date which the financial statements were issued and have noted the following:

1) All accounts receivables due at December 31, 2025 have been collected.

8. Commitments and Contingencies

At December 31, 2025, the Company had no material commitments or contingencies to report.

9. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of private placement services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

SUPPLEMENTAL SCHEDULES

Pursuant to Rule 17a-5 of the Securities Exchange Act

Pursuant to Rule 17a-5 of the Securities Exchange Act

Schedule I

Computation of Net Capital Under Rule 15c3-l of the Securities and Exchange Commission

As of December 31, 2025

Net Capital		
Total Member's Equity	$	400,713
Less Non-Allowable Assets		
Accounts Receivable	$	334,469
Prepaid Expenses		7,552
Net Capital	**$**	**58,692**
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $1,430 or $5,000, whichever is greater		5,000
Excess Net Capital	**$**	**53,692**

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2025)

There was no material difference between the computation of Net Capital included in this report and the corresponding schedule included in the Company's audited December 31, 2025 Part IIA FOCUS Filing.

Prometheus Financial, LLC

Schedule II

For Year-ended December 31, 2025

Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

The Company acts as broker-dealer, specifically in private placements. The Company does not accept customer funds or securities and did not have possession of any customer funds or securities in connection with these activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm did not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Prometheus Financial, LLC

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Prometheus Financial, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Prometheus Financial, LLC's management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Prometheus Financial, LLC's compliance with Footnote 74 of the SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 9, 2026



15c3-3 EXEMPTION REPORT

March X, 2026

Prometheus Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in rule 15c3-3) throughout the most recent fiscal year without exception.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

Marie Jorajuria
Chief Compliance Officer/FinOp